EXHIBIT 99.2

ITEM 7 INFORMATION

The securities being reported on herein by SVB Financial Group, as a parent holding company, are issuable to SVB Financial Group, SVB Innovation Credit Fund VIII, L.P., and Innovation Credit Fund VIII-A, L.P. upon the exercise of contingent convertible debt held by Silicon Valley Bank, SVB Innovation Credit Fund VIII, L.P., and Innovation Credit Fund VIII-A, L.P., respectively, and may be deemed to be beneficially owned by SVB Financial Group. SVB Financial Group is (1) the manager of SVB Innovation Credit Partners VIII, LLC, a Delaware limited liability company, which is general partner of SVB Innovation Credit Fund VIII, L.P., (2) the manager of SVB Innovation Credit Partners VIII-A, LLC, a Delaware limited liability company, which is general partner of Innovation Credit Fund VIII-A, L.P. and (3) the investment adviser to SVB Innovation Credit Fund VIII, L.P. and Innovation Credit Fund VIII-A, L.P. Silicon Valley Bank is a wholly-owned subsidiary of SVB Financial Group.